March 28, 2008

VIA FACSIMILE AND EDGAR

The United States Securities

    and Exchange Commission

Division of Investment Management

Washington, DC 20549-0506

Attention: Mr. William Kotapish

Subject:	Post-Effective Amendment No. 1 to Form S-1
Registration of Scheduled Purchase Payment Deferred Variable Annuity Contracts
Genworth Life and Annuity Insurance Company
SEC File No. 333-141514

Dear Mr. Kotapish:

Pursuant to Rule 461 under the Securities Act of 1933, Genworth Life and Annuity Insurance Company (the “Company’), respectfully requests acceleration of the effective date of the above-referenced Registration Statement on Form S-1, which is being filed separately with this request for acceleration of the effective date. It is desired that the Registration Statement become effective on Friday, April 18, 2008 or as soon as possible thereafter.

We acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. William Kotapish

The United States Securities

    and Exchange Commission

March 28, 2008

The undersigned is Vice President to the Company and is duly authorized to request accelerated effectiveness of the Registration Statement.

Please contact Heather Harker at (804) 281-6910 if you have any questions regarding this filing.

Sincerely,

/s/ Matthew P. Sharpe
Matthew P. Sharpe
Vice President
Genworth Life and Annuity Insurance Company

Cc:	Mr. Mark A. Cowan

United States Securities

    and Exchange Commission

March 28, 2008

VIA FACSIMILE AND EDGAR

The United States Securities and Exchange Commission Division of Investment Management Washington, DC 20549-0506

Attention: Mr. William Kotapish

Subject:	Post-Effective Amendment No. 1 to Form S-1 Registration of Scheduled Purchase Payment Deferred Variable Annuity Contracts Genworth Life and Annuity Insurance Company SEC File No. 333-141514

Dear Mr. Kotapish:

Pursuant to Rule 461 under the Securities Act of 1933, Capital Brokerage Corporation, the principal underwriter of the Scheduled Purchase Payment Deferred Variable Annuity Contracts issued by Genworth Life and Annuity Insurance Company, respectfully requests acceleration of the effective date of Post-Effective Amendment No. 1 to the Registration Statement on Form S-1, which is being filed separately, but concurrently with this request for acceleration of the effective date. It is desired that the Registration Statement become effective on Friday, April 18, 2008 or as soon as possible thereafter.

The undersigned is Senior Vice President and Chief Compliance Officer – Capital Brokerage Corporation and is duly authorized to request accelerated effectiveness of the Registration Statement.

Please contact Heather Harker at (804) 281-6910 if you have any questions regarding this filing.

Sincerely,

/s/ Scott E. Wolfe Scott E. Wolfe Senior Vice President and Chief Compliance Officer Capital Brokerage Corporation

Cc:	Mr. Mark A. Cowan United States Securities and Exchange Commission

Capital Brokerage Corporation, member FINRA/SIPC. Capital Brokerage Corporation does business in Indiana as

Genworth Financial Brokerage Corporation. Capital Brokerage Corporation is a Genworth Financial company.

6610 West Broad Street, Richmond, Virginia 23230.